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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Amendment No. 1)
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIRCOR INTERNATIONAL, INC.
(Name of Subject Company)

CIRCOR INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share
(Title of Class of Securities)
17273K109
(CUSIP Number of Class of Securities)

Scott A. Buckhout
President and Chief Executive Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803
(781) 270-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:
Tara M. Fisher
Paul M. Kinsella
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

        This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of CIRCOR International, Inc., a Delaware corporation (the "Company") filed with the Securities and Exchange Commission (the "SEC") on June 24, 2019 (the "Schedule 14D-9") relating to the unsolicited tender offer by Crane Co., a Delaware corporation ("Crane"), through its wholly owned subsidiary, CR Acquisition Company, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding Shares at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the "Offer to Purchase") and the related letter of transmittal that accompanies the Offer to Purchase (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

        This Amendment No. 1 is being filed to replace certain exhibits set forth in Item 9 and to replace Annex D and Annex F of the Schedule 14D-9 as indicated below.

Item 9.    Materials to Be Filed as Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended to replace Exhibits (a)(1), (a)(2) and (a)(5) with the exhibits listed on the exhibit index below and filed herewith.

Exhibit No.	Document
(a)(1)	Press release issued by the Company on June 24, 2019 relating to recommendation.
(a)(2)	Press release issued by the Company on June 24, 2019 including a letter to stockholders.
(a)(5)	Investor Presentation, dated June 24, 2019 (included as Annex F to this Schedule 14D-9).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CIRCOR INTERNATIONAL, INC.
By:	/s/ Scott A. Buckhout Scott A. Buckhout President and Chief Executive Officer

Dated: June 24, 2019

Annex D. Reconciliation of Non-GAAP Financial Measures.

        The Schedule 14D-9 is hereby amended to replace Annex D in its entirety with the Annex D set forth on the following page.

 Annex D

Reconciliation of Non-GAAP Financial Measures

        Within this Statement, the Company uses non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and net debt. These non-GAAP financial measures are used by management in the Company’s financial and operating decision making because the Company believes they reflect its ongoing business and facilitate period-to-period comparisons. The Company believes these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the Company’s current financial results with the Company’s past financial results in a consistent manner.

        For example:

  •
  The Company excludes costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. The Company believes that the costs related to these restructuring activities are not indicative of the Company’s normal operating costs.

  •
  The Company excludes certain acquisition-related costs, including significant transaction costs and amortization of inventory and fixed-asset step-ups and the related tax effects. The Company excludes these costs because it does not believe they are indicative of the Company’s normal operating costs.

  •
  The Company excludes the expense and tax effects associated with the non-cash amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives up to twenty-five (25) years. Exclusion of the non-cash amortization expense allows comparisons of operating results that are consistent over time for both the Company’s newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

  •
  The Company also excludes certain gains/losses and related tax effects, which are either isolated or cannot be expected to occur again with any predictability, and that the Company believes are not indicative of its normal operating gains and losses. For example, the Company excludes gains/losses from items such as the sale of a business, significant litigation-related matters and lump-sum pension plan settlements.

        The Company’s management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the Company’s operating performance and comparing such performance to that of prior periods and to the performance of our competitors. The Company uses such measures when publicly providing its business outlook, assessing future earnings potential, evaluating potential acquisitions and dispositions and in its financial and operating decision-making process, including for compensation purposes.

        Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States.

        The Company is not able to provide a reconciliation of its non-GAAP financial guidance to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

        We completed the acquisition of Colfax Corporation’s Fluid Handling business in the fourth quarter of 2017. We present adjusted combined information for the year ended December 31, 2017, which presents the combined results of operations as if the acquisitions had been completed on January 1, 2017. The unaudited combined results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited combined results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

        During the first quarter of 2019, we completed the sale of the Reliability Services business for net cash proceeds of $82 million. We present adjusted pro forma income statement information for the year ended December 31, 2018, which gives effect to the sale as if it had occurred on January 1, 2018. We also present balance sheet information (debtless cash) as if the divestiture was completed on December 31, 2018. Such information is illustrative and not intended to represent what our results of operations would have been if the sale had been completed before the first quarter of 2019 or to project our results for any future period. Such information may not be comparable to, or indicative of, future performance.

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2018	Reliability Services	2018 PF(a)
Energy	451.3	65.6	385.7
Aerospace & Defense	237.1	—	237.1
Industrial	487.5	—	487.5

Total	1,175.8	65.6	1,110.2

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue	Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Operating Income	9.4	0.8%	GAAP Net Loss	(39.4)	–3.3%
Restructuring related inventory charges	2.4	0.2%	Provision for income taxes	3.3	0.3%
Amortization of inventory step-up	6.6	0.6%	Interest expense, net	52.9	4.5%
Restructuring charges, net	12.8	1.1%	Depreciation & Amortization	78.1	6.6%
Acquisition amortization	47.3	4.0%	Inventory restructuring charges	2.4	0.2%
Acquisition deprecation	7.0	0.6%	Amortization of inventory step-up	6.6	0.6%
Special charges	11.1	0.9%	Restructuring charges	12.8	1.1%

Adjusted Operating Income	96.6	8.2%	Special charges, net of recoveries	11.1	0.9%

			Adjusted EBITDA	127.8	10.9%

Components of Adjusted Operating Income			Less Adj EBITDA of Reliability Services	7.6

Energy Segment Operating Income	33.5		Pro Forma Adjusted EBITDA	120.1	10.8%

Aerospace & Defense Segment Operating Income	36.0
Industrial Segment Operating Income	57.3
Corporate Expenses	(30.3)

Adjusted Operating Income	96.6

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	33.5	36.0	57.3	(30.3)	96.6
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	4.5	9.6	1.2	23.7
Add: Other Income, not included in Segment Operating Income	—	—	—	7.4	7.4

Adjusted EBITDA	42.0	40.5	66.9	(21.7)	127.8
Reliability Services segment operating income	6.6	—	—	—	6.6
Reliability Services depreciation & amortization included in segment operating income	1.0	—	—	—	1.0

Pro Forma Adjusted EBITDA	34.4	40.5	66.9	(21.7)	120.1

Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue	Energy	Aerospace & Defense	Industrial
Segment Operating Income %	7.4%	15.2%	11.8%
Depreciation & Amortization	1.9%	1.9%	2.0%

Adjusted EBITDA %	9.3%	17.1%	13.7%

(a)
2018 Pro Forma amounts assume the sale of Reliability Services occurred on January 1, 2018

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2017	Fluid Handling	2017 Combined
Energy	339.6	64.7	404.3
Aerospace & Defense	183.0	45.9	228.9
Industrial	139.1	326.7	465.8

Total	661.7	437.3	1,099.0

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %
GAAP Operating Income	20.6	29.5	50.0
Amortization of inventory step-up	4.3	—	4.3
Restructuring charges (recoveries), net	6.1	—	6.1
Acquisition amortization	12.5	(13.0)	(0.5)
Acquisition deprecation	0.2	2.4	2.7
Special charges	8.0		8.0
Asbestos costs	—	8.9	8.9
Stay bonus	—	2.3	2.3

Adjusted Operating Income	51.7	30.0	81.7

Components of Adjusted Operating Income
Energy Segment Operating Income	30.1	3.6	33.7
Aerospace & Defense Segment Operating Income	23.4	7.0	30.4
Industrial Segment Operating Income	19.9	19.5	39.4
Corporate Expenses	(21.7)	—	(21.7)

Adjusted Operating Income	51.7	30.0	81.7

Reconciliation of Industrial Segment Operating Income to Adjusted EBITDA	Industrial
Industrial segment operating income—reported	19.9
Industrial segment operating income—Fluid Handling	19.5

Combined Segment Operating Income	39.4
Depreciation & Amortization	8.3

Combined Adjusted EBITDA	47.7

CIRCOR International
Supplemental Financial Information
$ millions

Revenue	2014
Energy	534.5
Aerospace & Defense	206.7
Industrial	100.3

Total	841.4

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue	Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Operating Income	64.8	7.7%	GAAP Net Income	50.4	6.0%
Restructuring related inventory charges	8.0	0.9%	Provision for income taxes	12.9	1.5%
Restructuring charges, net	5.2	0.6%	Interest expense, net	2.7	0.3%
Impairment charges	0.7	0.1%	Depreciation & Amortization	19.6	2.3%
Special charges	7.5	0.9%	Inventory restructuring charges	8.0	0.9%

Adjusted Operating Income	86.2	10.2%	Impairment charges	0.7	0.1%

			Special charges, net of recoveries	12.7	1.5%

Components of Adjusted Operating Income			Adjusted EBITDA	106.9	12.7%

Energy Segment Operating Income	76.6
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	17.6
Corporate Expenses	(23.4)

Adjusted Operating Income	86.2

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	76.6	15.4	17.6	(23.4)	86.2
Remove: Depreciation & Amortization expense included in Segment Operating Income	8.5	6.9	3.0	1.1	19.5
Add: Other Income, not included in Segment Operating Income	—	—	—	1.2	1.2

Adjusted EBITDA	85.1	22.3	20.7	(21.2)	106.9

Reconciliation of Segment Operating Income % to Adjusted EBITDA % of revenue	Energy	Aerospace & Defense	Industrial
Segment Operating Income %	14.3%	7.5%	17.6%
Depreciation & Amortization	1.6%	3.3%	3.0%

Adjusted EBITDA %	15.9%	10.8%	20.6%

Annex F. Investor Presentation.

        The Schedule 14D-9 is hereby amended to replace Annex F in its entirety with the Annex F set forth on the following page.

 Annex F

Investor Presentation

Legends

This presentation contains forward-looking statements. Reliance should not be placed on forward-looking statements because they involve risks, uncertainties and other factors, which are, in some cases, beyond the control of CIRCOR. Any statements in this presentation that are not statements of historical fact are forward-looking statements, including, but not limited to, those relating to CIRCOR's plans to deliver significant value over the next 18 months, 2019 and 2020 financial guidance, divestitures under consideration, plans to reduce leverage, our future performance, including realization of cost reductions from restructuring activities and expected synergies, and our corporate priorities. Actual events, performance or results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to vary from expectations include, but are not limited to: our ability to respond to competitive developments and to grow our business, both domestically and internationally; changes in the cost, quality or supply of raw materials; our ability to comply with our debt obligations; our ability to successfully implement our acquisition, divestiture or restructuring strategies, including our integration of the Fluid Handling business; changes in industry standards, trade policies or government regulations, both in the United States and internationally; and our ability to operate our manufacturing facilities at current or higher levels and respond to increases in manufacturing costs. **FOR A MORE DETAILED DISCUSSION OF SUCH RISKS AND OTHER FACTORS, WE STRONGLY ADVISE YOU TO READ THE SECTION ENTITLED "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT REPORTS ON FORMS 10-Q, WHICH CAN BE ACCESSED UNDER THE "INVESTORS" LINK OF OUR WEBSITE AT WWW.CIRCOR.COM.** We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information

CIRCOR has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. CIRCOR stockholders are advised to read the company's Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by CIRCOR in connection with the tender offer by Crane, free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders can obtain free copies of these documents from CIRCOR by directing a request to CIRCOR International, 30 Corporate Drive, Burlington, Massachusetts 01803, Attention: investor relations, or by calling (781) 270-1200. Shareholders may also request copies of these documents from MacKenzie Partners, Inc., which is assisting CIRCOR in this matter, by calling 800-322-2885 Toll-Free or by email at circor@mackenziepartners.com.

CIRCOR | F-2

Use of Non-GAAP Financial Measures

Within this presentation the Company uses non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, net debt and organic growth. These non-GAAP financial measures are used by management in our financial and operating decision making because we believe they reflect our ongoing business and facilitate period-to-period comparisons. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's current operating performance and future prospects in the same manner as management does, if they so choose. These non-GAAP financial measures also allow investors and others to compare the Company's current financial results with the Company's past financial results in a consistent manner.

For example:

- We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.
- We exclude certain acquisition-related costs, including significant transaction costs and amortization of inventory and fixed-asset step-ups and the related tax effects. We exclude these costs because we do not believe they are indicative of our normal operating costs.
- We exclude the expense and tax effects associated with the non-cash amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives up to 25 years. Exclusion of the non-cash amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.
- We also exclude certain gains/losses and related tax effects, which are either isolated or cannot be expected to occur again with any predictability, and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business, significant litigation-related matters and lump-sum pension plan settlements.
- Due to the significance of recently acquired and sold businesses and to provide a comparison of changes in our orders and revenue, we also discuss these changes on an "organic" growth basis. Organic growth is calculated assuming the divestures were completed on January 1, 2017 and excluding the impact of changes in foreign currency exchange rates. We also describe earnings from acquired businesses as "inorganic" and earnings from the remaining business as "organic".

Investors should recognize that these non-GAAP measures might not be comparable to similarly titled measures of other companies. These measures should be considered in addition and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the appendix to this presentation and available on our website at www.CIRCOR.com.

We are not able to provide a reconciliation of CIRCOR's non-GAAP financial guidance (including the 2019 information presented on a run-rate basis, which reflects an estimate of the full year benefit of cost actions taken in 2019, as detailed on slide 22) to the corresponding GAAP measures without unreasonable effort because of the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation such as the costs associated with selling or exiting non-core businesses as well as the tax impact of these expenses.

CIRCOR | F-3

Summary

Aggressive portfolio management and operational improvements have repositioned CIRCOR into a stronger business with an improved growth and margin profile

- Transformed into a higher margin, less cyclical business
- Streamlined the company, increased productivity, and prudently invested in innovation/growth initiatives
- Executed value creating M&A and exceeded initial synergy forecasts
- Delivered A&D and Industrial growth, while substantially repositioning the Energy business during an unprecedented market decline

Our plan is expected to deliver significant shareholder value over the next 18 months – driven by strong earnings growth and balance sheet improvement

- Expected 2020 Adjusted EBITDA[2] of $165M, up 37% over 2018PF[3]
- Forecasting net leverage of 4.3x (run-rate or "RR") at YE 2019[4] and ~3.5x at YE 2020, down from 5.5x (pro forma) at YE 2018[3]

Additional upside opportunities

- Potential for additional debt reduction and portfolio optimization from non-core divestitures
- Further upside potential in the event of an oil and gas recovery

CIRCOR's Board is open to all opportunities that deliver shareholder value; however, Crane's $45/share offer substantially undervalues CIRCOR and would transfer significant value away from CIRCOR shareholders

1. Source: FactSet, Thomson Reuters
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
4. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

CIRCOR | F-4

CIRCOR's Path to Significant Value Creation

Transformed business delivers significant earnings growth and debt reduction

	2018PF[1]	2019RR[2]	2020E	Growth ('18PF-'20E)
Adj. EBITDA ($M)	120	146	165	37%
Adj. EBITDA Margin	10.8%	13.8%	14.9%	410 bps

11.5x
3-Year Average
NTM EV / EBITDA[3]

Potential for Multiple Expansion

- Sharpened focus on Industrial & Aerospace
- Potential additional non-core divestitures
- Stronger balance sheet

	YE 2018PF[1]	YE 2019RR[2]
Net Leverage	5.5x	4.3x
Net Debt ($M)	~657	~625

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M
3. CIRCOR's average 3-year multiple as of 5/20/2019

CIRCOR | F-5

CIRCOR: A Leading Global Flow Control Technology Company

- Products for mission critical and severe service applications
- Leader in niche segments with benefits of scale
- Global and diverse end markets with longstanding customer base
- Proven operator with clear roadmap for value creation

$1,176M 2018 REVENUE	**~4,200** EMPLOYEES
$128M 2018 ADJUSTED EBITDA ($)	**~11%** 2018 ADJUSTED EBITDA (%)

Select Brands

Aerodyne Controls, Allweiler, Imo Pump, Warren Pumps, DeltaValve, CIRCOR Aerospace

Pumps

Three-Screw

Centrifugal

Valves

Bottom Unheading Device

Actuation

Electromechanical Actuation

Revenue by Group

A&D 20%
Industrial 42%
Energy 38%

Revenue by Geography

ROW 16%
North America 49%
EMEA 35%

CIRCOR | F-7

CIRCOR's Transformation

CIRCOR has transformed into a less cyclical company with diversified end markets

CIRCOR in 2014

- Sales and earnings heavily driven by upstream O&G
- Revenue driven largely from valves with limited aftermarket exposure
- Limited product differentiation
- Struggling A&D business
- Small industrial business

Adj. EBITDA
$107M
$128M
Upstream O&G
57%
Downstream O&G
9%
A&D
18%
Industrial
16%
3%
25%
27%
45%
2014
2018

CIRCOR in 2018

- Less cyclical, diversified business
- Higher aftermarket exposure and access to new end markets
- Differentiated technology
- Successful turnaround of A&D business
- Established industrial group
- Investing in growth and expanding margins
- Mitigated unprecedented decline in upstream O&G

CIRCOR | F-8

We Repositioned the Company During an Unprecedented Upstream Market Decline

Global E&P (Upstream) Capex Declined Significantly…	…Impacting CIRCOR's Upstream Business Revenue in Line with Peers…	…While CIRCOR Proactively Repositioned the Business into Stronger End Markets

Global Upstream O&G Capex
($B)

$865
(40%)
$493
$523
2014
2016
2018

Upstream Revenue Comparison
($M)

100%
100%
473
CIRCOR Upstream O&G
Upstream O&G Equipment Index
45%
212
35%
41%
45%
196
2014
2016
2018

CIRCOR Adj. EBITDA
($M)

$128
3%
$107
57%
Upstream O&G
97%
$60
26%
A&D
Industrial
Downstream O&G
74%
43%
2014
2016
2018

Notes:
Source: FactSet and company filings
Upstream Oil & Gas Equipment Index includes: Dril-Quip, Forum Energy Technologies, Hunting, National Oilwell Varco and Apergy

CIRCOR | F-9

We Simplified the Company

CIRCOR Simplification Program Results

Reduced Manufacturing Footprint

# of Factories
24
14
~40%
2014
Current

- ✓ 630,000 sq. ft. eliminated
- ✓ Significant improvement in scale at remaining factories

Increased Supplier Efficiency

# of Suppliers
~5,000
~2,300
~55%
2014
Current

- ✓ Annual average of $9M material savings net of inflation over last 3 years
- ✓ Improved quality and delivery

Decreased Number of Business Units

# of Business Units
22
12
~45%
2014
Current

- ✓ Significant reduction in overhead staff
- ✓ Market / customer aligned P&Ls
- ✓ Increased business unit scale attracts stronger talent

Streamlined Number of ERP Systems

# of ERP Systems
24
13
~45%
2014
Current

- ✓ Lower risk from elimination of unsupported systems
- ✓ Enables consistent best practices

Note: Simplification of business since 2014 excludes acquisitions

CIRCOR | F-10

We Invested for Growth and Reshaped the Portfolio

Acquisitions	Schroedahl	Critical Flow Solutions	Colfax Fluid Handling Business
Diversified end market exposure	✓	✓	✓
High product differentiation	✓	✓	✓
Increased exposure to high margin aftermarket	✓	✓	✓
Strong ROIC	✓	✓	✓

2015 2016 2017 2018 2019

Divestitures	Cambridge Fluid Systems	Sagebrush Pipeline	SES Rosscor Business	Reliability Services Business
Reduced cyclical end market exposure	✓	✓	✓	
Monetized low margin, low growth commodity business	✓	✓	✓	✓
Simplified portfolio	✓	✓	✓	✓
Deleveraging				✓

CIRCOR | F-11

We Transformed into a More Differentiated, Less Cyclical, Diversified Business

(Revenue $M)

Improved Quality of Revenue:
Reduced Cyclical End Market Exposure
2.7x
Increased Product Differentiation
2.3x
Increased Higher Margin Aftermarket Sales
6.1x
$841
$1,176
Upstream
56%
Downstream
7%
A&D
25%
Industrial
12%
17%
22%
20%
41%
$370
$980
2014
2018
$841
$1,176
54%
46%
25%
75%
$385
$880
2014
2018
Low Differentiation
High Differentiation
$841
$1,176
94%
6%
74%
26%
$50
$305
2014
2018
OEM
Aftermarket

CIRCOR | F-12

Momentum is Building

Historically, CIRCOR's Stock Traded in Line with Upstream Oil & Gas Equipment Companies…

…And Recently, CIRCOR Stock has Outperformed Benchmarks

2014-2018 Stock Performance Comparison
CIRCOR
Upstream O&G Equipment Index[1]
100%
100%
80% Correlation
41%
32%
31%
27%
2014
2016
2018

YTD Stock Performance Comparison[2]
44%
25%
21%
CIRCOR
Flow Peers
Upstream O&G Equipment Index

1. Excludes Apergy due to May 9, 2018 separation from Dover
2. Source: FactSet. CIRCOR Share price performance unaffected by proposal, calculated as of close on 5/20/2019; Flow Peers include: Alfa Laval, Flowserve, Weir Group, Gardner Denver, Metso, IMI, Sulzer, SPX Flow; Upstream Oil & Gas Equipment Index includes: Dril-Quip, Forum Energy Technologies, Hunting, National Oilwell Varco and Apergy

CIRCOR | F-13

Our Plan to Deliver Superior Shareholder Value

Our Strategic Priorities…

1. A&D: Accelerating Growth With Further Margin Expansion
2. Industrial: Driving Integration Synergies and Investing in Growth
3. Energy: Further Repositioning
4. Prudent Portfolio Management
5. Disciplined Investment in Growth
6. Enhancing Operational Efficiency and Margin

…Will Drive Near Term Performance

	2018PF[1]	2019E	2019RR[2]	2020E
Revenue ($M)	1,110	1,081	1,063	1,103
***Org. Growth*[3]**	*6.7%*	*3.4%*	*3.4%*	*3.8%*
Adj. EBITDA ($M)	120	128	146	165
Margin	*10.8%*	*11.8%*	*13.8%*	*14.9%*
Net Leverage	5.5x	4.9x	4.3x	~3.5x

2018PF[1] → **+37% Adj. EBITDA** → **2020E**

2018PF[1] → **+~410bps Adj. EBITDA Margin** → **2020E**

2018PF[1] → **~2x Leverage Reduction** → **2020E**

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M
3. Organic Growth is calculated as the growth excluding the impact of acquired or divested business and the impact of changes in foreign currency exchange rates. 2018PF organic growth is calculated assuming both the Fluid Handling acquisition and Reliability Services divestiture occurred January 1, 2017

CIRCOR | F-15

1

A&D: Accelerating Growth With Further Margin Expansion

Initiatives	Status
✓ Consolidated 5 factories	Complete
✓ Exited negative margin businesses – Landing gear structures – Landing gear aftermarket service	Complete
✓ Transitioning numerous programs to low cost manufacturing location in Morocco	Ongoing
✓ Optimizing prices	Ongoing
✓ Integrating Colfax Fluid Handling Navy business	Ongoing
✓ Expanding engineering and sales	Ongoing
✓ Increasing investment in new products – 14 launches in 2018 – 23 launches in 2019	Ongoing

Adj. EBITDA

($M)
17%
40
+630bps
23%
Inorganic
Adj. EBITDA Margin
11%
22
77%
Organic
2014
2018

	2014	2018
Orders	193	277
Revenue	207	237

117% Book to Bill

CIRCOR | F-16

2

Industrial: Driving Integration Synergies and Investing in Growth

Initiatives	Status
✓ Integrating largest acquisition in CIRCOR history – $8M synergy realized – $15M to be delivered in 2019, 2020	Ongoing
✓ Divested non-core, low margin business	Complete
✓ Reorganized sales & marketing – Structure – New incentive compensation	Complete
✓ Optimizing prices	Ongoing
✓ Increasing investment in new products – 9 launches in 2018 – 9 launches in 2019	Ongoing

Adj. EBITDA

($M)
Adj. EBITDA Margin
10%
14%
+350bps
48
67
Inorganic
Organic
76%
24%
81%
19%
2017 Combined[1]
2018

	2017 Combined	2018
Orders	434	510
Revenue	466	488

105% Book to Bill

Industrial Group established in 2018

1. 2017 combined includes the full-year impact of the Industrial Group business acquired on December 11, 2017

CIRCOR | F-17

3

Energy: Further Repositioning

Initiatives	Status
✓ Significant restructuring of upstream businesses in response to market	Complete
✓ Divested three non-core, low margin businesses	Complete
✓ Shut down loss-making business in Brazil	Complete
✓ Acquired and integrated Refinery Valves – Highly differentiated technology – Diversified with downstream exposure – $5M synergies achieved	Complete
✓ Investing in growth for Refinery Valves – Launched new product platform to enter severe service isolation valve market – Established and growing installation service business – Expanded aftermarket overhaul footprint	Ongoing
✓ Established low-cost manufacturing locations – Mexico for Distributed Valves – India for Refinery Valves	Ongoing

Adj. EBITDA

($M)
Adj. EBITDA Margin
16%
85
Other Legacy Energy
14%
Upstream
86%
Upstream EBITDA driven by 40% decline in global E&P CAPEX
9%
42
62% Downstream
Inorganic
26%
12%
2014
2018

	2014	2018
Orders	540	452
Revenue	535	451

100% Book to Bill

CIRCOR | F-18

4

Prudent Portfolio Management

Executing Value Creating Acquisitions and Delivering on Synergies

Target	Critical Flow Solutions	COLFAX Fluid Handling
Purchase Price	**$195M[1]**	**$855M[2]**
Rationale	✓ Differentiated technology for severe service and mission critical applications ✓ Exposure to high margin aftermarket sales ✓ Diversified revenue base to include downstream refining	✓ Differentiated technology for severe service and mission critical applications ✓ Strong and growing aftermarket business ✓ Less cyclical, diversified global end markets
Synergized Multiple / Purchase Multiple	6.5x[3] / 7.8x	8.3x[4] / 12.3x
2018 ROIC	**10.7% (Year 2)[5]**	**8.8% (Year 1)[5]**
Year 3 Expected ROIC	12%+	11%+
Exceeded Synergies Target	✓ Delivered ~$5M of run-rate synergies (ahead of plan)	✓ Expected to deliver $23M of run-rate synergies (ahead of plan)

1. Announced purchase price was $210M; final purchase price was $195M
2. Includes $150M of net pension liabilities assumed
3. Calculated with $25M of EBITDA and synergies of $5M
4. Includes value of synergies and tax benefits and calculated as ($855M less $90M of tax benefits) / (EBITDA of $69M + $23M of run-rate synergies)
5. ROIC = Net Operating Profit After Tax + Depreciation / Purchase Price

CIRCOR | F-19

4

Prudent Portfolio Management

Exploring Divestitures of Non-Core Assets

Current Situation

Non-core Businesses Represent ~20% of CIRCOR Revenue

- Energy-oriented
- ~$25M of EBITDA

Divestitures Would Have the Potential to Reduce Leverage to mid-2x at YE 2020

Flexibility to Optimize Timing

Where We Are Going

Industrial & Aerospace Focus

- Differentiated technology
- Increasing aftermarket exposure
- Limited upstream energy exposure
- Severe service or mission critical applications
- Digitalization of flow control

Enhanced Financial Profile

- Long-term growth
- Less cyclical market exposure
- Significantly improved balance sheet
- Flexibility to invest in growth
- Higher margin potential
- Enhanced ROIC

Continued simplification – higher quality, less cyclical, diversified business

CIRCOR | F-20

5

Disciplined Investment in Growth

New Products Launched

22
24
35
2017
2018
2019E

Design Engineering Headcount

179
184
194
Energy
A&D
Industrial
25
64
90
25
71
88
24
74
96
2017
2018
2019E

2019E RD&E Spend as % of Sales

2%
3%
5%
Energy
Industrial
A&D

Increased Investment in Innovation

- ✓ Executive level focus
  - Head of Product Management reports directly to CEO
- ✓ Enterprise-wide New Product Development process
- ✓ Cross-fertilization of technology across groups
- ✓ Increased investment in product management
  - 18 Product Managers in 2017
  - 25 Product Managers today
- ✓ Improving vitality through investment in Product Management and New Product Development
- ✓ India Engineering Center of Excellence headcount has grown by over 60% since 2017

~$70M of revenues in 2019E from new products – with upward momentum

CIRCOR | F-21

Note: Source: FactSet; New product revenue is revenue from products launched within three years of current year

6

Enhancing Operational Efficiency and Margin

($M)

Strategic Initiative	2019E Impact	2020E Impact
Colfax Fluid Handling (CFH) Synergy	**~$8**	**~$7**
Corporate and Group G&A Cost Reduction	**~$2**	**~$8**
Manufacturing Transition to Low Cost	**~$2**	**~$5**
Optimizing Price	**~$10**	**~$10**

CIRCOR | F-22

2019 Adjusted EBITDA Bridge

($M)

Adj. EBITDA Margin: 10.8%
Adj. EBITDA Margin: 11.8%
Adj. EBITDA Margin: 13.8%
120
10
8
10
2
(9)
(7)
(6)
128
10
6
2
146
8 CFH Synergy
2 G&A
4 CFH Synergy
6 G&A
CIRCOR Operating System productivity offsets inflation in line with historical results
2018PF Adj. EBITDA[1]
Price
Volume
Synergies and G&A Cost Reduction
Low Cost Manufacturing
Upstream O&G
Investment in Sales / Engineering
FX / Pension
2019E Adj. EBITDA
Synergies and G&A Cost Reduction Carryover
Upstream O&G: Business Exit and One Time Costs
Low Cost Manufacturing
2019RR Adj. EBITDA[2]
2018PF[1] Revenue: 1,110
2019E Revenue: 1,081
2019RR[2] Revenue: 1,063

1. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018 Adj. EBITDA: $128M
2. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M

CIRCOR | F-23

2020E Adjusted EBITDA Bridge

($M)

Adj. EBITDA Margin: 13.8%
Adj. EBITDA Margin: 14.9%
146
10
10
5
3
3
(6)
(3)
(3)
165
3 CFH Synergy
2 G&A
2019RR Adj. EBITDA[1,2]
Price
Volume
Synergies and G&A Cost Reduction
Low Cost Manufacturing
Upstream O&G
Investment in Sales / Engineering
Inflation / Tariffs Net of Productivity
Contingency
2020E Adj. EBITDA[2]
2019RR[1] Revenue: 1,063
2020E Revenue: 1,103

Exit of Non-Core Businesses Not Included in Plan

- CIRCOR is exploring the divestitures of certain non-core businesses representing ~$25M of EBITDA
- The divestitures would have the potential to reduce leverage to mid-2x at YE 2020
- The simplification of the business will result in a stronger quality of earnings and an enhanced financial profile

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization

CIRCOR | F-24

Substantial Deleveraging

Net Leverage Ratio
5.8x
4.9x
4.3x
~3.5x
2018 Actual
2019E
2019RR[1]
2020E

~2.3x reduction in leverage with potential for an additional ~1x leverage reduction from non-core divestitures

CIRCOR | F-25

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

High Confidence Outlook

2019 Run Rate

2019E → **+$18M Adj. EBITDA** → **2019RR[1]**

2019RR[1] based on actions
- In process
- Under our control
- Complete or to be completed in 2019

✓ **CFH synergy carryover**

✓ **Group and corporate G&A carryover**
- Ongoing simplification initiatives
- Corporate oversight

✓ **Energy actions we control**
- Exit of one loss making business in 2019
- One time costs incurred

2020 Estimate

2019RR[1] → **+$19M Adj. EBITDA** → **2020E**

2020E based on
- Actions under our control
- Growth from most predictable businesses
- Carryover actions taken in 2019
- Conservative upstream outlook

✓ **CFH synergy already identified**

✓ **A&D – volume growth secure**
- Highly visible
- Backlog and contract driven

✓ **Modest growth outlook for Industrial**
- In line with global GDP
- Price increases lower than prior years

✓ **Energy de-risked**
- Conservative view of upstream
- Lower revenue versus 2019 in downstream

Executive compensation is correlated with successful execution of this plan, aligning management incentives with the interests of shareholders

CIRCOR | F-26

1. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019. 2019E Adj. EBITDA: $128M

III. Crane's Offer is Opportunistic and Substantially Undervalues CIRCOR

CIRCOR | F-27

Crane's Offer is Highly Opportunistic and Substantially Undervalues CIRCOR and its Future Prospects

Crane's offer fails to reflect the value that CIRCOR expects to deliver over the next 18 months

- Strong EBITDA growth – 2020E Adj. EBITDA of $165M, up 37% over 2018PF[1]
- Substantial deleveraging – forecasting 2020 net leverage of ~3.5x, a ~2x decrease from 2018PF[1]
- Improved margins – 2020E Adj. EBITDA margins of 14.9%, up ~410bps over 2018PF[1]

CIRCOR's transformation to a diversified global flow control technology company is well underway and gaining momentum

- 83% of revenue is from less cyclical, diversified end markets (up from 44% in 2014)
- 75% of revenue is from differentiated products (up from 46% in 2014)
- 26% of revenue is higher margin aftermarket (up from 6% in 2014)
- Stock had momentum before bid – stock up 44% YTD[2] (pre-public proposal)

Additional upside opportunities are not reflected in the 2020 plan

- Further portfolio restructuring could lead to accelerated deleveraging and potential multiple expansion
- Our cyclical markets could recover, driving additional growth, earnings and cash

1. 2018PF Adj. EBITDA of $120M excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
2. Source: FactSet. Share price performance unaffected by proposal, calculated as of close on 05/20/2019

CIRCOR | F-28

CIRCOR's Highly Qualified, Independent Board

David F. Dietz
Former Partner, Goodwin Procter

- ✓ Expertise on all aspects of corporate governance and securities law compliance
- ✓ Experience in M&A, IPO, public debt and equity, and leveraged buyout transactions

Key Skills
- ✓ Legal & corporate governance
- ✓ Compensation practices
- ✓ M&A
- ✓ Corporate finance

Scott Buckhout
President & CEO, CIRCOR

- ✓ Deep connection to CIRCOR and knowledge of the diversified industrials sector
- ✓ Track record of improving the operational performance, profitability and growth of large multi-national manufacturing businesses

Key Skills
- ✓ Leadership and strategy
- ✓ Operations and M&A integration

Samuel R. Chapin
Former Vice Chairman, BAML

- ✓ Executive experience at Bank of America Merrill Lynch
- ✓ 35+ years of investment banking experience, focused on industrials M&A
- ✓ Added to the Board in 2019

Key Skills
- ✓ All aspects of M&A
- ✓ Corporate finance and strategy
- ✓ Finance & accounting expertise

Tina M. Donikowski
Former VP, GE Transportation

- ✓ Experience leading technology businesses and strong operations background
- ✓ Extensive public directorship experience at Atlas Copco, TopBuild, and Advanced Energy Industries

Key Skills
- ✓ Change management leadership
- ✓ Operations
- ✓ Technology

Helmuth Ludwig
Chief Information Officer, Siemens

- ✓ Success in leading the integration and simplification of a complex global enterprise
- ✓ Deep knowledge of the intersection of the technology and industrials sectors

Key Skills
- ✓ Technology
- ✓ Strategic Planning
- ✓ International Business experience

John O'Donnell
Former President & VP, Baker Hughes

- ✓ Significant experience in international energy markets and oilfield operations
- ✓ Track record of successfully leading multinational manufacturing operations

Key Skills
- ✓ Strategic Planning and operations
- ✓ Energy & Utilities

Peter M. Wilver
Former EVP, CFO & CAO, Thermo Fisher Scientific

- ✓ Expertise in leading financial, accounting and investor relations functions
- ✓ C-Suite experience at multi-national manufacturing companies
- ✓ Extensive public directorship experience at Tenet Healthcare and Evoqua

Key Skills
- ✓ Certified public accountant
- ✓ Finance & Accounting
- ✓ M&A

6 of 7
directors with deep industrials expertise

6 of 7
directors are independent

Independent Chairman

6.6 years
average tenure

Over $100B
in M&A transactions

CIRCOR | F-29

CIRCOR's Thorough Process for Evaluating Crane's Offer

- CIRCOR's Board thoroughly reviewed Crane's initial private proposal
- CIRCOR engaged independent financial and legal advisors to assist with the evaluation of the proposal
- Following the detailed review, the Board unanimously rejected Crane's proposal
- The Board unanimously determined that the proposal was highly opportunistic, substantially undervalued CIRCOR and its future prospects, and was not in the best interests of CIRCOR shareholders
- Following the launch of Crane's tender offer, the Board evaluated the offer according to its fiduciary duties
- After careful consideration with its independent financial and legal advisors, the Board unanimously rejected Crane's tender offer
- The Board provided its recommendation on the company's Schedule 14D-9, including the reasons for the rejection

The Board is focused on generating shareholder value and will consider any path that reasonably may enhance the value of the company for our shareholders

CIRCOR | F-30

Summary

Aggressive portfolio management and operational improvements have repositioned CIRCOR into a stronger business with an improved growth and margin profile

- Transformed into a higher margin, less cyclical business
- Streamlined the company, increased productivity, and prudently invested in innovation/growth initiatives
- Executed value creating M&A and exceeded initial synergy forecasts
- Delivered A&D and Industrial growth, while substantially repositioning the Energy business during an unprecedented market decline

Our plan is expected to deliver significant shareholder value over the next 18 months – driven by strong earnings growth and balance sheet improvement

- Expected 2020 Adjusted EBITDA[2] of $165M, up 37% over 2018PF[3]
- Forecasting net leverage of 4.3x (RR) at YE 2019[4] and ~3.5x at YE 2020, down from 5.5x (pro forma) at YE 2018[3]

Additional upside opportunities

- Potential for additional debt reduction and portfolio optimization from non-core divestitures
- Further upside potential in the event of an oil and gas recovery

CIRCOR's Board is open to all opportunities that deliver shareholder value; however, Crane's $45/share offer substantially undervalues CIRCOR and would transfer significant value away from CIRCOR shareholders

1. Source: FactSet, Thomson Reuters
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M
4. 2019RR reflects an estimate of full year benefit of cost actions taken in 2019; 2019RR net leverage is calculated as 2019E net debt divided by 2019RR EBITDA. 2019E Adj. EBITDA: $128M and net debt: $625M

CIRCOR | F-31

Setting the Record Straight

Business Execution: Crane is attempting to justify its undervalued offer by making inaccurate statements and focusing on CIRCOR's past product portfolio and the impact of headwinds in upstream O&G – failing to recognize the recent transformation and opportunities for near-term value creation

- CIRCOR's management over the last several years has led a sweeping organizational revamp, **simplifying the business and reducing costs while investing in future growth and repositioning the portfolio into more attractive end markets**
- These initiatives have paid off dramatically – CIRCOR expects 2020 Adj. EBITDA[2] to reach **$165M**, leverage to decline to ~**3.5x** and **margins to expand ~410bps** over 2018PF[3]
- RD&E and innovation have increased to a pace in line with peers, with significant product revitalization and growth momentum

Capital Allocation: Crane has made inaccurate and misleading statements regarding CIRCOR's capital allocation decisions

- In reality, CIRCOR's acquisitions have been core to its transformation, with recent purchase of Critical Flow Solutions ("CFS") and Colfax Fluid Handling ("CFH") **delivering synergies** in excess of targets ($5m and $23m) and strong ROIC of **10.7%** (CFS) and **8.8%** (CFH) in 2018, expected to be **12%+** (CFS) and **11%+** (CFH) by year 3
- The acquisitions have been **margin accretive** with strong growth profiles and come with diversified end markets and significant higher-margin aftermarket business

Share Price Performance: Crane is attempting to distract from its unattractive bid by highlighting CIRCOR's stock performance during a period when the company was repositioning in an unprecedented and protracted decline in upstream O&G, affecting 57% of the company's EBITDA

- CIRCOR's pre-hostile bid stock price **did not reflect the EBITDA growth, margin expansion and deleveraging that the Company expects to occur over the next 18 months**
- Crane's offer comes at a time when the stock already shows positive momentum – up 44% YTD[1] – prior to the public proposal by Crane

Governance and Board: CIRCOR's Board thoroughly reviewed Crane's offer and determined that it was highly opportunistic and substantially undervalued CIRCOR

- CIRCOR has a highly experienced and independent Board of Directors
  - 6 of 7 with deep experience in the industrials industry
  - Directors have overseen over **$100B in M&A transactions**
- CIRCOR's Board is **open to any transaction that creates value** for CIRCOR shareholders and has and will continue to evaluate any such opportunity

1. Source: FactSet. Share price performance unaffected by proposal, calculated as of close on 05/20/2019
2. Adjusted EBITDA = Adjusted Net Income + Adjusted Tax + Interest + Adjusted Depreciation & Amortization
3. 2018PF Adj. EBITDA excludes 2018 EBITDA of Reliability Services (divested in Q1 2019), 2018PF net debt represents 2018 actual net debt less net proceeds from the Q1 2019 sale of Reliability Services; 2018 Adj. EBITDA: $128M and net debt: $739M

CIRCOR | F-33

Reconciliation of Non-GAAP Financial Measures

$ Millions

Reconciliation of Revenue Growth	Reported	%	Adjust for: Fluid Handling Acquisition	Adjust for: Reliability Services Divestiture	As Adjusted	%
2017 Revenue	661.7		437.3	(73.0)	1,026.0	
Revenue Growth from		%				%
Acquisitions	448.7	68%	(448.7)	-	-	0%
Changes in foreign exchange rates	6.9	1%	6.3	2.0	15.2	1%
Organic	58.5	9%	5.1	5.4	69.0	7%
Total Change	514.1	78%	(437.3)	7.4	84.3	8%
2018 Revenue	1,175.8		-	(65.6)	1,110.2	

CIRCOR | F-35

Reconciliation of Non-GAAP Financial Measures

$ Millions

Reconciliation of Gross Debt to Net Debt, Actual and Pro Forma

	Year Ended Dec. 31, 2018	Net Proceeds from Sale (a)	Pro Forma Year Ended Dec. 31, 2018
Debt Balances			
Current Portion	7.9	(7.9)	-
Long-term	799.2	(74.2)	725.1
Gross Debt	**807.1**	**(82.0)**	**725.1**
Less: Cash	(68.5)	-	(68.5)
Net Debt	**738.6**	**(82.0)**	**656.6**

	Year Ended Dec. 31, 2018	EBITDA, divested business (b)	Pro Forma Year Ended Dec. 31, 2018
Adjusted EBITDA	**127.8**	(7.6)	**120.1**
Net Debt Divided by Adjusted EBITDA	**5.8**		**5.5**

(a) Reduces debt by the amount of proceeds from the sale of Reliability Services
(b) Removes the Adjusted EBITDA related to 2018 Reliability Services

CIRCOR | F-36

Reconciliation of Non-GAAP Financial Measures

$ Millions

Revenue	2016
Energy	305.9
Aerospace & Defense	166.1
Industrial	118.2
Total	590.3

Reconciliation of GAAP Operating Income to Adjusted Operating Income and GAAP Operating Margin % to Adjusted Operating Margin %		% of Revenue
GAAP Operating Income	10.9	1.8%
Restructuring related inventory charges	2.8	0.5%
Amortization of inventory step-up	1.4	0.2%
Restructuring charges, net	9.0	1.5%
Acquisition amortization	9.9	1.7%
Impairment charge	0.2	0.0%
Special charges	8.2	1.4%
Adjusted Operating Income	42.4	7.2%

Reconciliation of GAAP Net Income to Adjusted EBITDA		% of Revenue
GAAP Net Income	10.1	1.7%
Income tax benefit	(0.4)	-0.1%
Interest expense, net	3.3	0.6%
Depreciation & Amortization	25.6	4.3%
Inventory restructuring charges	2.8	0.5%
Amortization of inventory step-up	1.4	0.2%
Impairment charges	0.2	0.0%
Restructuring charges	9.0	1.5%
Special charges, net of recoveries	8.2	1.4%
Adjusted EBITDA	60.2	10.2%

Components of Adjusted Operating Income	
Energy Segment Operating Income	32.7
Aerospace & Defense Segment Operating Income	15.4
Industrial Segment Operating Income	20.1
Corporate Expenses	(25.7)
Adjusted Operating Income	42.4

Reconciliation of Segment Operating Income to Adjusted EBITDA	Energy	Aerospace & Defense	Industrial	Corporate	Total
Segment/Adjusted Operating Income	32.7	15.4	20.1	(25.7)	42.4
Remove: Depreciation & Amortization expense included in Segment Operating Income	6.3	4.9	3.2	1.3	15.7
Add: Other Income, not included in Segment Operating Income	-	-	-	2.1	2.1
Adjusted EBITDA	39.0	20.3	23.2	(22.3)	60.2

CIRCOR | F-38

QuickLinks

  Item 9. Materials to Be Filed as Exhibits.
SIGNATURE
  Annex D
Reconciliation of Non-GAAP Financial Measures
  Annex F
Investor Presentation